Exhibit 99.10

F3 Shareholders to Receive a Free Dividend F4 Share

Kelowna, British Columbia--(Newsfile Corp. - August 12, 2024) - F3 Uranium Corp (TSXV: FUU) (OTCQB: FUUFF) (“F3” or “the Company”) is pleased to announce the distribution of common shares of F4 Uranium Corp. to F3 shareholders of record as of August 14, 2024, based on one F4 common share for each common share of F3 held. The F4 shares will then be rolled back at a rate of 10 to 1. The distribution will be considered a dividend for tax purposes.

The Arrangement remains subject to final approval of the Supreme Court of British Columbia (the “Court”) scheduled for August 13, 2024, and acceptance from the TSX Venture Exchange, and is expected to be completed on or about August 15, 2024. F4 will apply to list its common shares on the TSX Venture Exchange and the OTC.

About F3 Uranium Corp.:

F3 Uranium is a uranium project generator and exploration company, focusing on projects in the Athabasca Basin, home to some of the world’s largest high grade uranium discoveries. F3 Uranium currently has 20 projects in the Athabasca Basin. Several of F3’s projects are near large uranium discoveries including Triple R, Arrow and Hurricane. F3 has announced a transaction pursuant to which it will transfer 17 of its prospective uranium exploration properties to F4 in exchange for common shares of F4 which will be distributed to F3 shareholders based on one F4 Share for every common share of F3 held; the F4 shares will then be rolled back at a rate of 10 to 1. F3 will retain the PLN Project consisting of the PLN, Misto and Broach properties. The Broach property incorporates the PW property which it obtained from CanAlaska as the result of a property swap.

Forward-Looking Statements:

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the suitability of the Properties for mining exploration, future payments, issuance of shares and work commitment funds, entry into of a definitive option agreement respecting the Properties, are “forward-looking statements.” These forward-looking statements reflect the expectations or beliefs of the management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

The TSX Venture Exchange and the Canadian Securities Exchange have not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

F3 Uranium Corp.

750-1620 Dickson Avenue

Kelowna, BC V1Y9Y2

Contact Information

Investor Relations

Telephone: 778 484 8030

Email: ir@f3uranium.com

ON BEHALF OF THE BOARD

“Dev Randhawa”

Dev Randhawa, CEO

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https://www.newsfilecorp.com/release/219549